P. E. 1/30/02

02012705

RECD S.E.C.
JAN 3 1 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PROCESSED
FEB 1 1 2002
THOMSON
FINANCIAL

30 January 2002

mmO2 plc

5 Longwalk Road, Stockley Park East
Uxbridge, Middlesex, UB11 1TT, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

Enclosure:

One Company Announcement notification dated 29th January 2002 sent to the London Stock Exchange, under its requirements to submit notification that mmO2 has secured a Group-wide deal for roll-out of Blackberry throughout Europe.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mmO₂ plc

Date: 30 January 2002

By: ____________________________

ROBERT HARWOOD
Assistant Secretary

mmO2

mmO$_2$ SECURES GROUPWIDE DEAL FOR ROLL-OUT OF BLACKBERRY

Released: 29 January 2002

mmO2 and Research In Motion (RIM) announced today that they are extending their UK agreement, signed last year, to supply the BlackBerry™ wireless email solution throughout mmO2's European operating businesses. Following the recent announcement of mmO2's agreement with Handspring, this represents a further significant groupwide alliance.

BlackBerry is now commercially available in the UK, the Netherlands and Ireland. The solution is also being trialed by users in Germany. As a result of the latest agreement, corporate users will be able to immediately benefit from a full roaming capability across the mmO2 footprint. During 2002, this capability will be extended to other territories where GPRS (2.5G) services can be accessed.

BlackBerry is a secure, end-to-end, integrated wireless email solution for mobile professionals which provides always-on access to corporate email accounts. mmO2 is already delivering BlackBerry for Microsoft Exchange and will shortly offer BlackBerry for Lotus Notes. Among features unique to the BlackBerry solution are its single mailbox integration with the user's corporate email account, 'push' technology which ensures that emails are sent directly to the user's BlackBerry handheld without the need to dial in, and end-to-end high level Triple DES encryption. mmO2 is the first to market a solution of this calibre in its four European territories.

In February 2001, BT Cellnet and RIM announced that BT Cellnet would distribute the BlackBerry solution over its GPRS data network in the UK. Following the launch in September, the company became the first European mobile operator to offer a true wireless email solution. In recent months, BT Cellnet has appointed a number of key resellers to augment the company's in-house team of experienced sales engineers.

Peter Erskine, chief executive officer of mmO2, commented: "BlackBerry has been highly successful in North America and is a long-awaited mobile data application for our European customer-base. The initial response in the UK has been extremely encouraging. There has been 100 per cent take-up on trials and, in just three months since the device was launched into the market, we have signed up over 100 corporate customers. The extension of our partnership with RIM to include all of our operations is a key illustration of the strength the mmO2 group brings through its ability to work together and reflects its leading position in the provision of mobile data to the business market."

Charles Meyer, director and vice president, RIM Europe, said: "Together, we have demonstrated the power and reliability of BlackBerry in the UK and we will build on that success to further BlackBerry's status as the premier wireless solution for corporate data. Through this agreement, we have substantially increased our distribution and market opportunity."

-ends-

Notes to Editors:

About mmO2

mmO2 has 100% ownership of mobile network operators in four countries: the UK (BT Cellnet), Germany (Viag Interkom), the Netherlands (Telfort Mobiel), and Ireland (Digifone). Additionally it has operations on the Isle of Man (Manx Telecom) and a leading European mobile internet portal business, Genie. mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, the Netherlands, and Germany. mmO2 also expects to apply for a 3G licence in Ireland, where the licence competition was launched on 18 December 2001. mmO2 has approximately 17 million customers and some 15,000 employees, with revenues for the year ended 31 March 2001 of £3.2 billion. Data now represents over 10% of service revenues

About RIM

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the Blackberry™ wireless email solution, embedded radio-modems and software development tools. Founded in 1984 and based in Waterloo, Ontario RIM operates offices in Canada, the United States and England. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSE: RIM).

For more information about BlackBerry: www.blackberry.net

mmO2 Contacts:

Richard Poston
Director of Corporate Communications
mmO2 plc
richard.poston@o2.com
t: +44 (0)771 537 7079

mmO2 Corporate Communications
t: +44 (0)20 8606 1662

Simon Gordon
PR Manager
mmO2 plc
simon.gordon@o2.com
t: +44 (0)771 007 0698

BlackBerry and RIM Contact:

Tilly Quanjer
Press Relations Manager, Europe
Research In Motion
tquanjer@rim.net
t: +44 (0)1784 223987